Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
RehabCare Group, Inc.:
We consent to the use of our report dated February 28, 2011, with respect to the consolidated balance sheets of RehabCare Group, Inc. (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of earnings, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference in the Company’s Form S-8, to be filed on or about April 21, 2011.
Our report covering the December 31, 2010 consolidated financial statements contains an explanatory paragraph that states that RehabCare adopted FASB Financial Accounting Standard No. 141(R), Business Combinations (included in FASB ASC Topic 805, Business Combinations), as of January 1, 2009.

(Signed) KPMG LLP

St. Louis, Missouri
April 21, 2011